NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACTINVER SECURITIES, INC. (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Actinver Holdings, Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There is no net realized and unrealized foreign currency loss recorded in 2015. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Cash and Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivables

During the year, the Company received commissions for various trades of securities. Historically, the Company's management has not experienced losses collecting these commissions and believes the remainder is collectable, thus no allowance has been recorded.

Property and Equipment

Leasehold improvements and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are charged to operations as incurred.

Advertising Costs

The Company expenses advertising and marketing costs as the expenses are incurred. For the year ended December 31, 2015, the Company did not incur advertising expenses.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files consolidated Federal and combined state and local tax returns with its Parent company. Federal income taxes are calculated as if the company filed as a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company uses the asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives and the timing of the deduction for certain expenses.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2:   TRANSACTIONS WITH CLEARING BROKER-DEALER

The Company's clearing broker-dealer is a national United States clearing broker-dealer. The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker-dealer.

NOTE 3:   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital and net capital requirements of $3,699,662 and $100,000, respectively. The Company's net capital ratio was .30 to 1.

NOTE 4:   PROPERTY AND EQUIPMENT, NET

Leasehold improvements and equipment, net consist of the following at December 31, 2015:

Leasehold improvements	$	216,697
Telephone equipment		69,000
Computer equipment		209,879
Office furniture		232,208
Office equipment		19,493
		747,277
Accumulated depreciation and amortization		(479,381)
Property and equipment, net	$	267,896

Depreciation and amortization expense for the year ended December 31, 2015 was $88,195.

NOTE 5:   RELATED PARTY TRANSACTIONS

On January 1, 2005, the Company entered into a revenue sharing agreement (Agreement) with Actinver Casa de Bolsa, SA de CV ("Actinver Casa de Bolsa"), the sole owner of the Parent. The Agreement requires the Actinver Casa de Bolsa to receive 20% of commissions charged and received, net of reasonable expenses, to the referred clients accounts for the handling and execution of securities transactions by the Company. The total amount incurred under the Agreement for the year ended December 31, 2015 was $397,499; of which $159,758 is payable as of December 31, 2015.

The Company advances loans to and receives loans from related entities from time to time. At December 31, 2015, the Company was owed $311,595 from related entities.

NOTE 6:   INCOME TAXES

The provision for income taxes for the year ended December 31, 2015 is as follows:

Federal		
Current tax expense	$	371,092
Deferred tax benefit		(65,195)
		305,897
State		
Current tax expense		43,105
Tax expense	$	349,002

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company did not have unrecognized tax benefits as of December 31, 2015 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2015, the Company had no recognized uncertain tax positions.

The Company files consolidated income tax returns with its Parent in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2012 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2012 and beyond remain subject to examination by the state of Texas.

NOTE 7:   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into an operating lease for office space in Houston which expires in 2023.Office rent expense for the year was $258,826. Future minimum lease payments due for the years ending December 31 are as follows:

2016	$	196,742
2017		199,514
2018		167,305
2019		121,104
2020		123,876
Thereafter		386,378
Total	$	1,194,918

Security Transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has not recorded liabilities with regard to the right. During 2015, the Company did not pay the clearing brokers any amounts related to these guarantees. The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 7:   COMMITMENTS AND CONTINGENCIES (*Continued*)

Legal Matters

From time to time, the Company is involved in various claims and lawsuits, both for and against the Company, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such claims and lawsuits would not be material to the Company's financial position.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 8:   DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN

The Company participates in a qualified 401(k) plan which covers all compensated employees. Employer contributions are in accordance to the "Safe Harbor" provision of the law. For the year ended December 31, 2015, the Company incurred expenses of $60,600 relating to the plan.

NOTE 9:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2015.   Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2015.

NOTE 10:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 20165 through February 26, 2016, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.